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MAR 2 ... 2021
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ImpactU.Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Froehlich Farm Blvd
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Plapp 631-845-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane	Kennett Square	PA	119348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen A. Distante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ImpactU.Investments, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH J TRIFILETTI
Notary Public - State of New York
NO. 01TR6195991
Qualified in Suffolk County
My Commission Expires 11/03/2024

Signature

Managing Member

Title

3/26/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ImpactU.Investments, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ImpactU.Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ImpactU.Investments, LLC as of December 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ImpactU.Investments, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ImpactU.Investments, LLC's management. Our responsibility is to express an opinion on ImpactU.Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ImpactU.Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital pursuant to rule 15c3-1, computation for determining of reserve requirements pursuant to rule 15c3-3 and information relating to possession or control requirements pursuant to rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of ImpactU.Investments, LLC's financial statements. The supplemental information is the responsibility of ImpactU.Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital pursuant to rule 15c3-1, computation for determining of reserve requirements pursuant to rule 15c3-3 and information relating to possession or control requirements pursuant to rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

We have served as ImpactU.Investments, LLC's auditor since 2019.
Kennett Square, Pennsylvania
March 26, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ImpactU.Investment, LLC
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Cash and cash equivalents	$	11,803
Prepaid Expenses		1,598
Total Assets	**$**	**13,401**
Liabilities and partners' capital		
Liabilities		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's Equity		
Members' equity	$	13,401
Total Member's Equity		13,401
Total liabilities and member's equity	$	13,401

The accompanying notes are an integral part of these financial statements

ImpactU.Investment, LLC
Statement of Operations
For the year ended December 31, 2020

		2020
Revenues:		
Commission income		$ 2,859
	Total revenues	**2,859**
Expenses:		
Professional fees		7,878
Insurance		2,086
Registration and license		1,950
Other operating expenses		60
	Total expenses	**11,973**
	Net Income (loss)	**$ (9,114)**

ImpactU.Investments, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

Balance at December 31, 2019	$	11,174
Members' distributions		-
Members' contributions		11,342
Net income (loss)		(9,114)
Balance at December 31, 2020	$	13,402

The accompanying notes are an integral part of these financial statements

ImpactU.Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2020

		2020
Cash flows from operating activities:		
Net income (loss)	$	(9,114)
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses		(1,598)
Accounts Payable		(954)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		-
TOTAL ADJUSTMENTS		(2,552)
Net cash provided (used in) operating activities		(11,667)
Cash flows from financing activities:		
Capital Contributions		11,342
Net cash provided by (used in) financing activities		11,342
Net increase (decrease) in cash		(325)
Cash, cash equivalents, and restricted cash - beginning of year	$	12,128
Cash, cash equivalents, and restricted cash - end of year	**$**	**11,803**

The accompanying notes are an integral part of these financial statements

General

ImpactU.Investments, LLC. (The "Company") was organized in the State of New York on May 1, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer funds or securities, and its business activities are, and will remain, limited to Private Placements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2020.

Revenue Recognition

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. Any fixed amounts are recognized when they are earned. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, the Company recognizes the income when it is received monthly.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes in accordance with partnership limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the taxing authorities have not proposed any adjustment to the Company's tax position.

Commitment and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $11,803 which was $6,803 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

ImpactU.Investments, LLC
Computation of Net Capital, Pursuant to Rule 15c3-1
Schedule I
December 31, 2020

		2020
Computation of Net Captial:		
Member's equity from statement of financial condition	$	13,402
Deduction and/or charges:		
Total nonallowable assets		(1,598)
Net Capital	**$**	**11,803**
Computation of Net Capital Requirements:		
Minimum Net Capital Requirement		
6 2/3 percent of net aggregate indebtedness	$	-
Minimum dollar net capital required		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	**$**	**6,803**
Aggregate indebtedness	**$**	**-**
Ratio: Aggregate indebtedness to net capital		**-**

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Part IIA of Form X-17A-5 report dated December 31, 2020

ImpactU.Investments, LLC
Schedule II-Computation for Determining of Reserve Requirements Pursuant to Rule15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to ImpactU.Investments, LLC as the Company qualifies for exemption under Rule15c3-3(k)(2)(i).

ImpactU.Investments, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to ImpactU.Investments, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ImpactU.Investments, LLC

Report on Exemption Provisions

For the Year Ended December 31, 2020

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ImpactU.Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) ImpactU.Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ImpactU.Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) ImpactU.Investments, LLC stated that ImpactU.Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ImpactU.Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ImpactU.Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania
March 26, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

IMPACTU.INVESTMENTS, LLC
125 FROEHLICH FARM BLVD.
WOODBURY, NY 11797

ASSERTIONS REGARDING EXEMPTION PROVISIONS

We, as members of management of ImpactU.Investments, LLC ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2020.

ImpactU.Investments, LLC

By:

Stephen A. Distante